237 Park Avenue
New York, New York
10017.3142 USA
Tel 212.880.6000
Fax 212.682.0200

www.torys.com

January 19, 2010

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: IESI-BFC Ltd. – Form F-4

Dear Sirs/Madames:

On behalf of our client, IESI-BFC Ltd. (the “Company”), we transmit electronically for filing under the Securities Act of 1933, as amended, the Company’s Registration Statement on Form F-4 (the “Registration Statement”), including exhibits thereto, relating to the proposed acquisition by the Company of Waste Services, Inc.

If you have any questions regarding the Registration Statement, please feel free to contact me at (212) 880-6160 or draglan@torys.com.  Please send copies of any correspondence relating to this filing to my attention by facsimile to (212) 682-0200 with the original by mail to Torys LLP, 237 Park Avenue, 20th Floor, New York, NY 10017, Attention: Daniel P. Raglan.

Very truly yours,

/s/ Daniel P. Raglan